Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS REPORTS STRONG FISCAL 2018

FOURTH QUARTER AND YEAR-END RESULTS

HONG KONG —July 9, 2018 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2018 -- reflecting improved profitability for both periods despite a challenging operating environment in China.

Net income for the fiscal fourth quarter was $742,000, or $0.20 per diluted share, compared with $219,000, or $0.06 per diluted share, in the same quarter a year ago. Net sales for the same period were $4.1 million compared with $4.7 million a year ago.

Net income for fiscal 2018 was $1,550,000, or $0.41 per diluted share, compared with $527,000, or $0.14 per diluted share, a year earlier. Net sales for fiscal 2018 were $19.2 million compared with $19.6 million a year ago – reflecting lower sales to certain European customers.

“Results for fiscal 2018 reflect improvement in operational margins, which benefitted from acceptance of price increases from certain customers and the strategic elimination of low-margin business, as discussed in previous quarters. We continued to make progress in streamlining our OEM business, which includes greater utilization of robotics and automation equipment in China and increasing utilization of our Myanmar subsidiary. In addition, we continued to strengthen our technical capabilities with enhancements to our engineering department to support innovation and future growth,” said Roland Kohl, chairman, president and chief executive officer.

He noted that the company’s expansion in Myanmar is becoming more attractive to the company’s existing and prospective customers due to the economic impact of escalating operational costs in China. “Nonetheless, the timing of business we expect to realize from the transition of manufacturing operations to Myanmar is uncertain, and quarter-to-quarter performance will vary,” Kohl said.

“The manufacturing cost advantage of utilizing further automation and the benefits of Myanmar’s favorable labor costs are mostly passed through to our customers, which contributes to lower pricing and sales turnover. As a result, we anticipate some sales softness as we commence a new fiscal year, but remain cautiously optimistic about our longer-term prospects,” Kohl added.

Gross profit as a percentage of sales improved in fiscal 2018 to 35.2 percent from 28.4 percent a year earlier – primarily due to several material tooling orders, which typically have higher gross margins, and material accounting adjustments related to accruals for employee termination payments.

Selling, general and administrative expenses remained at almost identical levels for both the fiscal 2018 fourth quarter and the full year compared with a year ago.

Currency exchange rates slightly affected the company’s net income for fiscal 2018. The company realized a currency exchange gains in fiscal 2018 of $63,000 compared with a currency exchange loss of $19,000 a year ago, mainly due to strength of the RMB. The company does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong, despite four dividend payments made in fiscal 2018 -- representing an aggregate of $0.29 per share. Total current assets at March 31, 2018 were $17.2 million, with working capital of $10.9 million and a current ratio of 2.7:1. Total cash was $11.3 million, or $2.96 per diluted share, exceeding all current and long-term liabilities combined by $4.9 million.

Kohl highlighted the company’s total shareholders’ equity of $11.8 million at March 31, 2018 -- representing approximately $3.10 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are in Hong Kong, with manufacturing and assembly facilities located in Shenzhen in the People’s Republic of China and in Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, including but not limited to the Company’s ability to maintain or improve margins, customer future acceptance of price increases, the Company’s ability to streamline its operations through robotics and automation, the timing of future business, and the Company’s growth prospects. These forward-looking statements involve numerous risks and uncertainties, including economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F. The forward-looking statements are made only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstance.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)

	2018	2017	2018	2017

Net sales	$4,177	$4,720	$19,166	$19,603
Cost of sales	2,012	3,081	12,424	14,033
Gross profit	2,165	1,639	6,742	5,570
Selling, general and administrative expenses	1,276	1,299	4,804	4,809

Operating income	889	340	1,938	761

Non-operating items

Exchange gain/(loss), net	72	34	63	(19)
Interest income	4	4	16	8
Gain/Loss on disposal of assets	2	—	50	0
Other income / (expenses)	5	(1)	5	11

Total non-operating income / (expenses)	83	37	134	(0)

Share of profits (loss) of equity investee	—	—	—	—
Net income before income tax and non-controlling Interest	972	377	2,072	761
Income taxes	(244)	(156)	(512)	(236)
Net Income before non-controlling interests	728	221	1,560	525

Less: Net gain / (loss) attributable to non-controlling Interests	(14)	2	10	(2)
Net Income attributable to Highway Holdings Limited shareholders	$742	$219	$1,550	$527

Net Income per share:
Basic	$0.20	$0.06	$0.41	$0.14
Diluted	$0.20	$0.06	$0.41	$0.14

Weighted average number of shares outstanding:
Basic	3,802	3,802	3,802	3,802
Diluted	3,802	3,802	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2018	2017
Current assets:
Cash and cash equivalents	$11,267	$10,028
Accounts receivable, net of doubtful accounts	2,223	3,403
Inventories	2,933	2,265
Prepaid expenses and other current assets	749	714
Total current assets	17,172	16,410

Property, plant and equipment, (net)	770	954
Goodwill	77	77
Long-term deposits	111	111
Investments in equity method investees	—	—
-Total assets	$18,130	$17,552

Current liabilities:
Accounts payable	$900	$2,391
Accrual expenses and other liabilities	3,982	3,053
Income tax payable	803	328
Dividend payable	623	438
Total current liabilities	6,308	6,210
Deferred income taxes	32	32
Total liabilities	6,340	6,242

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	347	13
Treasury shares, at cost – 5,049 shares as of March 31, 2018 and 2017	(14)	(14)
Accumulated other comprehensive income	—	(136)
Total Highway Holdings Limited shareholders’ equity	11,741	11,271
Non-controlling interest	49	39
Total Equity	11,790	11,310
Total liabilities and shareholders' equity	$18,130	$17,552